Filed by GTECH S.p.A.
pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
Filer’s SEC File No.: 333-146050
Date: October 6, 2014

Club Life Magazine, October 2014, pages 26-27

Club Gaming

Q&A Walter Bugno

By Carissa Simon, ClubsNSW Media and Marketing Manager

As President and CEO of GTECH International, Walter Bugno is responsible for GTECH’s business in Asia-Pacific, the Middle East, Africa, and Europe (except Italy). GTECH is expected to acquire IGT — a move that will give the company a larger footprint in the Asia-Pacific region. Club Life spoke to the Wollongong native about the company’s plans for the future and the state of the market in NSW.

CL: How will GTECH’s acquisition of IGT impact its strategy?

We’re awaiting the final regulatory approvals and all the shareholder approvals, and during this period we are legally obliged to continue operating as completely independent organisations. As a result, it’s business as usual for both companies until the early part of 2015, when we expect the transaction to be formally completed.

GTECH’s strategy has always been very clear, which is “Putting Customers First.” It’s a mandate that’s been very successful for us, and we certainly see that continuing following the integration of GTECH and IGT. IGT has been an extremely successful organisation in the sector in which it has traditionally operated, and in more recent times in the social interactive space. Once the merger is completed, our strategy will be to leverage our combined capabilities and strengths and look to further enhance our position in the marketplace.

CL: You’re from Australia, born in Wollongong. What, if anything, will that background bring to your role in shaping the global organisation?

I’ve been out of Australia now for about six years, and the one thing I’ve noticed is that Australia generally, because of its distant and isolated geographic location, has always been open to embracing the world and fostering a global approach to business. Across a range of industries, Australia has always kept an eye on the latest trends, developments and innovations around the world, and tends to be an early adopter. In many other markets and countries around the world, which are much larger than our market here in Australia, people have always prioritised their own local market as opposed to internationalisation, at times missing real gems of opportunities. I think I’ve been able to lead the International region of the GTECH organisation with that same openness to embracing global trends. I think probably many Australians around the world have experienced the same thing.

CL: How does the NSW market differ from the rest of the world?

The NSW market is a very significant market in global terms, and the operators within in it are extremely efficient and knowledgeable about what is happening around the world. However, regulations that currently apply here in NSW have somewhat inhibited the ability of operators to bring the latest technology to this market. So whether it’s the latest software solutions applicable in gaming, whether it’s the latest content, titles, games or machines, the current regulations have made the Australian market economically unviable for many manufacturers to bring their products to this country. Here in NSW, there are good products, but not necessarily the latest products, from all the manufacturers. So I think that’s the biggest difference between NSW and the rest of the world; it hasn’t yet opened up to all that’s available from the rest of the world, and with it, the ability to drive even more efficiency, effectiveness, control and innovation than it does today.

CL: What do you think this merger will bring to customers of the combined company?

We are on record at the time of the announcement as saying that once this transaction is concluded we will have created the world’s leading end-to-end gaming company, with the most diversified product portfolio and an unmatched global footprint. Whether you’re in the government-sponsored sector or in a commercial operations or gaming sector, and no matter where you are in the world, it means we will be able to provide best-in-class products and services for any channel or any market. It means that because of our respective positions in our existing markets, whether it’s in the lottery solutions sector, in the interactive gaming sector, in the supply of video lottery systems and VLTs, in content or commercial gaming, the kind of scale that we have can make a real difference in delivering powerful and innovative gaming products that will help drive revenue for all of our customers.

CL: The AGE has wrapped up for another year. What did you see as the major trends for the coming years and what trends do think will come from overseas?

There’s certainly an appetite in the marketplace here for new content, and for support in driving your business more efficiently and effectively through improved data gathering, analytics, and consumer understanding. I think the products and solutions being offered in systems will help tremendously with analytics and performance; these solutions provide real-live performance data that will help you drive your business better. The ability to expand the multi-game offers and have the latest content that appeals to customers — these types of product trends were attracting interest and are evidenced by success in other markets around the world.

In the longer term, and again as regulations adapt and open up, internationally we are seeing the growth of mobile gaming both in the areas of sports betting, social gaming and even real-money gaming on mobile devices — and by fastest-growing mobile devices, I don’t just mean tablets, but also mobile phones. I’d be surprised if we don’t see that eventually also in Australia.

CL: The Centralised Monitoring System license is coming up in December 2016. Do you see opportunity there?

I hope so! I see opportunity for both GTECH and the NSW market. As GTECH, we are a leading provider of central systems globally. We’ve successfully deployed more than 24 central system over the last five years, in many markets around the world that have had similar requirements to the NSW centralised monitoring system. We think we are ideally placed to offer a very good and competitive solution to the NSW Government, and to clubs and hotels here in NSW. We believe we can offer the latest technology with improved results for all stakeholders by adopting our INTELLIGEN™ central system. It’s a system that goes beyond simply being a monitoring system by adding significant value to operations.

CL: Any final words?

GTECH has been operating in Australia for a long time, primarily in the lottery sector. With the privatisation of lotteries here in Australia, we took a smaller position in this marketplace. Today, Australia for GTECH is a very interesting and priority market for re-entry. Of course with the IGT transaction and IGT’s existing position here in Australia, we really look forward to building our business and making it a major opportunity to bring our great content to the marketplace, and help drive business further for all the stakeholders in NSW and Australia.

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Cautionary Statement Regarding Forward Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, Georgia Worldwide PLC (“NewCo”), the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

Important Information for Investors and Shareholders

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. On October 1, 2014, NewCo has filed with the SEC a registration statement on Form F-4, file number 333-199096, which includes the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). The registration statement on Form F-4 is available at www.sec.gov. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221

Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger — which exceeds the thresholds for “significant transactions” pursuant to the Regulation — was approved unanimously by the GTECH board of directors.

The merger agreement and the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the proxy statement/prospectus filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

CONTACTS:

Robert K. Vincent

GTECH S.p.A.

Corporate Communications

T: (401) 392 7452

Simone Cantagallo

GTECH S.p.A.

Media Communications

T. (+39) 06 51899030